OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-1-5204

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Piper Sandler & Co.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Nicollet Mall, Suite 900
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Katherine P. Clune	(212) 466-7799	kate.clune@psc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

700 Nicollet Mall, Suite 500	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB, if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Katherine P. Clune*, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of *Piper Sandler & Co.*, as of *December 31, 2024*, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF: NEW YORK
COUNTY OF: BRONX

SUBSCRIBED AND SWORN TO (OR AFFIRMED) BEFORE ME
THIS 25 DAY OF Feb , 20 25

BY KATHERINE GARCIA
NOTARY PUBLIC
MY COMMISSION EXPIRES: SEPTEMBER 19, 2028

_____
Notary Public

_____
Signature

Chief Financial Officer
Title

KATHERINE GARCIA
NOTARY PUBLIC
COMMISSION: 01GA6347920
EXPIRES: SEPTEMBER 19, 2028

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for determination of PAB requirements under Exhibit A to 17 CFR 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STATEMENT OF FINANCIAL CONDITION

Piper Sandler & Co.
(A Wholly Owned Subsidiary of Piper Sandler Companies)
SEC File Number: 8-1-5204
As of December 31, 2024
With Report of Independent Registered Public Accounting Firm

Piper Sandler & Co.
(A Wholly Owned Subsidiary of Piper Sandler Companies)
Index to the Statement of Financial Condition
As of December 31, 2024

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of Piper Sandler & Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Piper Sandler & Co. (the Company) as of December 31, 2024, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2003.

Minneapolis, Minnesota
February 27, 2025

Piper Sandler & Co.
(A Wholly Owned Subsidiary of Piper Sandler Companies)
Statement of Financial Condition
December 31, 2024

(Amounts in thousands, except share data)

Assets

Cash and cash equivalents	$	407,439
Receivables from brokers, dealers and clearing organizations		173,268
Financial instruments and other inventory positions owned:		
Financial instruments and other inventory positions owned		345,479
Financial instruments and other inventory positions owned and pledged as collateral		74,550
Total financial instruments and other inventory positions owned		420,029
Investments		25,497
Fixed assets (net of accumulated depreciation and amortization of $103,744)		52,875
Right-of-use lease assets		58,440
Goodwill		275,016
Intangible assets (net of accumulated amortization of $148,867)		107,504
Net deferred income tax assets		159,915
Other assets		120,509
Total assets	$	1,800,492

Liabilities and Shareholder's Equity

Payables to brokers, dealers and clearing organizations	$	5,862
Financial instruments and other inventory positions sold, but not yet purchased		74,603
Accrued compensation		473,343
Accrued lease liabilities		77,618
Intercompany payable		31,170
Other liabilities and accrued expenses		71,333
Total liabilities		733,929
Shareholder's equity:		
Preferred stock, $0.01 par value; 3,000 shares authorized, none issued and outstanding		—
Common stock, $0.01 par value; 1,000 shares authorized, 459 issued and outstanding		—
Additional paid-in capital		816,008
Retained earnings		250,555
Total shareholder's equity		1,066,563
Total liabilities and shareholder's equity	$	1,800,492

See Notes to the Statement of Financial Condition

NOTE 1 | ORGANIZATION AND BASIS OF PRESENTATION

Organization

Piper Sandler & Co. ("Piper Sandler" or the "Company") is a wholly owned subsidiary of Piper Sandler Companies ("Parent Company"). The Parent Company is a public holding company incorporated in Delaware and trades on the New York Stock Exchange ("NYSE"). The Company is a securities broker dealer and investment banking firm registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is registered as an investment advisor with the Securities and Exchange Commission ("SEC"). As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites equity and municipal debt offerings and provides various other financial advisory services.

Pershing LLC ("Pershing") is Piper Sandler's clearing broker dealer responsible for clearance and settlement of all customer cash and securities transactions, as well as all firm cash and securities transactions with the exception of convertible securities. The Company also has a clearing arrangement with bank financing related to its convertible securities inventories.

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

The preparation of the statement of financial condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Although these estimates and assumptions are based on the best information available, actual results could differ from those estimates.

NOTE 2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a variable interest entity ("VIE") or a voting interest entity.

VIEs are entities in which (i) the total equity investment at risk is not sufficient to enable the entity to finance its activities independently or (ii) the at-risk equity holders do not have the normal characteristics of a controlling financial interest. A controlling financial interest in a VIE is present when an enterprise has one or more variable interests that have both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest is the primary beneficiary and consolidates the VIE.

Voting interest entities lack one or more of the characteristics of a VIE. The usual condition for a controlling financial interest is ownership of a majority voting interest for a corporation or a majority of kick-out or participating rights for a limited partnership.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company's investment is accounted for under the equity method of accounting. If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value, if the fair value option was elected, or at cost.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of origination.

Fair Value of Financial Instruments

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased on the statement of financial condition consist of financial instruments (including securities with extended settlements) recorded at fair value. Securities (both long and short), including securities with extended settlements, are recognized on a trade-date basis.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820, "Fair Value Measurement," ("ASC 820") defines fair value as the amount at which an instrument could be exchanged in an orderly transaction between market participants at the measurement date (i.e., the exit price). ASC 820 establishes a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect management's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level I – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III – Instruments that have little to no pricing observability as of the report date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

Based on the nature of the Company's business and its role as a "dealer" in the securities industry, the fair values of its financial instruments are determined internally. When available, the Company values financial instruments at observable market prices, observable market parameters, or broker or dealer prices (i.e., bid and ask prices). In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of the Company's financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, is based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment. Results from valuation models and other techniques in one period may not be indicative of future period fair value measurement.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that it holds would not be large enough to affect the quoted price of the securities if the Company sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

Investments

The Company's investments include equity investments in public companies and partnerships. Equity investments in public companies are accounted for at fair value. Investments in partnerships are accounted for under the equity method, which is generally the net asset value.

Fixed Assets

Fixed assets include furniture and equipment, software, and leasehold improvements. Furniture and equipment and software are depreciated using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over 15 years or the life of the lease, whichever is shorter.

Leases

A lease is a contract, or part of a contract, that conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company leases its corporate headquarters and other offices under various non-cancelable leases, all of which are operating leases. In addition to rent, the leases require payment of real estate taxes, insurance and common area maintenance. Some of the leases contain renewal and/or termination options, escalation clauses, rent-free holidays and operating cost adjustments. The original terms of the Company's lease agreements generally range up to 12 years.

The Company recognizes a right-of-use ("ROU") lease asset and lease liability on the statement of financial condition for all leases with a term greater than 12 months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining lease payments due over the lease term. The ROU lease asset, which represents the right to use the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items, such as lease incentives and uneven rent payments.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. In calculating its discount rates, the Company takes into consideration financing arrangements that are on a secured (i.e., collateralized) basis, as well as market interest rates and spreads, other reference points, and the respective tenors of the Company's designated lease term ranges. The Company applies the portfolio approach in determining the discount rates for its leases.

For leases that contain escalation clauses or rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent expense and amounts paid under the leases as part of the amortization of the ROU lease asset.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. Lease incentives, which initially reduce the ROU lease asset, are a component of the amortization of the ROU lease asset.

Piper Sandler & Co.
(A Wholly Owned Subsidiary of Piper Sandler Companies)
Notes to the Statement of Financial Condition
December 31, 2024

Goodwill and Intangible Assets

Goodwill represents the fair value of the consideration transferred in excess of the fair value of identifiable net assets at the acquisition date. The Company tests goodwill and indefinite-lived intangible assets for impairment on an annual basis and on an interim basis when circumstances exist that could indicate possible impairment. The Company tests for impairment at the reporting unit level, which is generally one level below its operating segment. The Company has identified one reporting unit. When testing for impairment, the Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after making an assessment, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then further analysis is unnecessary. However, if the Company concludes otherwise, then the Company is required to perform a quantitative goodwill test, which requires management to make judgments in determining what assumptions to use in the calculation. The quantitative goodwill test compares the fair value of the reporting unit to its carrying value, including allocated goodwill. An impairment is recognized for the excess amount of a reporting unit's carrying value over its fair value. The estimated fair value of the reporting unit is derived based on valuation techniques that a market participant would use. The Company estimates the fair value of the reporting unit using the income approach (e.g., discounted cash flow method) and market approach (e.g., earnings and/or transaction multiples).

At December 31, 2024, intangible assets with determinable lives consisted of customer relationships that are amortized over their original estimated useful lives ranging from one to eight years. The pattern of amortization reflects the timing of the realization of the economic benefits of such intangible assets. Indefinite-lived intangible assets, which are not amortized, are evaluated for impairment annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount.

Other Assets

Other assets include receivables and prepaid expenses. Receivables primarily include fee receivables and loans made to employees, typically in connection with their recruitment. Employee loans are forgiven based on continued employment and are amortized using the straight-line method over the respective terms of the loans, which generally range from one to five years.

Contingencies

The Company is involved in various pending and potential legal proceedings related to its business, including litigation, arbitration and regulatory proceedings. The Company establishes accruals for potential losses to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of the outcome and accrual amounts requires significant judgment on the part of the Company's management.

Income Taxes

The Company is included in the consolidated United States ("U.S.") federal income tax return filed by the Parent Company on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes based upon the provisions of a tax sharing arrangement with the Parent Company and U.S. affiliated entities. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recognized to the extent that it is more likely than not that any portion of a deferred tax asset will not be realized. Tax reserves for uncertain tax positions are recorded in accordance with FASB Accounting Standards Codification Topic 740, "Income Taxes" ("ASC 740"). The Company recognizes interest and penalties, if any, related to income tax matters as part of the provision for income taxes.

NOTE 3 | RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of New Applicable Accounting Standards

Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). This guidance became effective for the Company's 2024 financial statement disclosures. See Note 17.

Future Adoption of New Applicable Accounting Standards

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09"). This guidance provides enhancements to the annual income tax disclosure requirements. ASU 2023-09 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently assessing the impact of ASU 2023-09 on its financial statement disclosures.

NOTE 4 | ACQUISITIONS

The following acquisition was accounted for pursuant to FASB Accounting Standards Codification Topic 805, "Business Combinations." Accordingly, the purchase price was allocated to the acquired assets and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the purchase price over the net assets acquired was allocated between goodwill and intangible assets. The fair value of the equity consideration and retention-related restricted stock was determined using the market price of the Parent Company's common stock on the date of acquisition.

Aviditi Capital Advisors, LLC ("Aviditi Advisors")

On August 23, 2024, the Parent Company completed the acquisition of Aviditi Advisors, including its subsidiaries, an alternative investment bank providing full lifecycle services to financial sponsors, global alternative investment managers and limited partner investors. Aviditi Advisors, excluding its foreign subsidiaries and Aviditi Capital Advisors Management Holdings, LLC, merged with the Company on the acquisition date. The acquisition adds private capital advisory capabilities to the platform.

The equity consideration of $6.0 million consisted of 21,835 shares of the Parent Company, which vested immediately and were not subject to service requirements. The contingently returnable consideration of $4.1 million represents the fair value of consideration that is contingently returnable to the Company if certain revenue thresholds are not achieved during the performance period ended December 31, 2024. The equity consideration and contingently returnable consideration were included in the purchase price in addition to the cash consideration of $23.9 million and contingent consideration, which was immaterial based on the acquisition date fair value.

The compensation obligations of $34.5 million include existing deferred compensation obligations of Aviditi Advisors that were assumed by the Company on the acquisition date and acquisition-related arrangements entered into with certain employees for retention purposes. These compensation obligations consisted of Parent Company restricted stock ($11.6 million), restricted mutual fund shares of investment funds ($8.4 million), restricted cash ($4.7 million) and forgivable loans ($9.8 million). The restricted shares and restricted mutual fund shares have both ratable and graded vesting terms with vesting periods of three or five years. The restricted cash will generally vest in quarterly installments through the first quarter of 2028. The loans will be forgiven, so long as the applicable employees remain continuously employed for the loan term of three to five years.

Additional cash of up to $83.0 million may be earned if certain net revenue targets are achieved during the performance period from August 23, 2024 to December 31, 2028. Certain amounts may be earned by Aviditi Advisors' non-employee equity owners with no service requirements. The Company recorded a liability as of the acquisition date for the fair value of this contingent consideration, which was included in the purchase price. The remaining amounts may be earned by employee owners in exchange for service requirements. As these amounts compensate employees for future services, the value was not part of the purchase price. If earned, amounts will be paid on various dates through the second quarter of 2029.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition:

(Amounts in thousands)

Assets		
Cash and cash equivalents	$	9,146
Right-of-use lease assets		1,898
Goodwill		10,264
Intangible assets		1,595
Other assets (1)		42,141
Total assets acquired		65,044
Liabilities		
Short-term financing (2)		17,342
Intercompany payable		11,768
Accrued lease liabilities		1,898
Other liabilities and accrued expenses		856
Total liabilities assumed		31,864
Net assets acquired	$	33,180

(1) *Primarily consists of installment fee receivables, which the Company transferred to the Parent Company. See Note 15 for further information.*

(2) *Amount was immediately repaid in full on August 23, 2024. See Note 13 for further information.*

The Company recorded $10.3 million of goodwill on the statement of financial condition, all of which is expected to be deductible for income tax purposes. The final goodwill recorded on the Company's statement of financial condition may differ from that reflected herein as a result of measurement period adjustments. In management's opinion, the goodwill represents the reputation and operating expertise of Aviditi Advisors. Identifiable intangible asset purchased by the Company consisted of customer relationships with an acquisition date fair value of $1.6 million.

NOTE 5 | RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

(Amounts in thousands)		December 31, 2024
Receivables from brokers, dealers and clearing organizations		
Receivable from clearing organizations	$	154,409
Receivable from brokers and dealers		18,859
Total receivables from brokers, dealers and clearing organizations	$	173,268
Payables to brokers, dealers and clearing organizations		
Payable to brokers and dealers	$	5,862
Total payables to brokers, dealers and clearing organizations	$	5,862

Under the Company's fully disclosed clearing agreement, all of its securities inventories with the exception of convertible securities, and all of its customer activities are held by or cleared through Pershing. The Company has established an arrangement to obtain financing from Pershing related to the majority of its trading activities. The Company also has a clearing arrangement with bank financing related to its convertible securities inventories. Financing under these arrangements is secured primarily by securities, and collateral limitations could reduce the amount of funding available under these arrangements. The funding is at their discretion and could be denied. The Company's clearing arrangement activities are recorded net of trading activity. The fully disclosed clearing agreement includes a covenant requiring the Company to maintain excess net capital of $120 million.

NOTE 6 | FAIR VALUE OF FINANCIAL INSTRUMENTS

Based on the nature of the Company's business and its role as a "dealer" in the securities industry, the fair values of its financial instruments are determined internally. The Company's processes are designed to ensure that the fair values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, unobservable inputs are developed based on an evaluation of all relevant empirical market data, including prices evidenced by market transactions, interest rates, credit spreads, volatilities and correlations and other security-specific information. Valuation adjustments related to illiquidity or counterparty credit risk are also considered. In estimating fair value, the Company may utilize information provided by third-party pricing vendors to corroborate internally-developed fair value estimates.

The Company employs specific control processes to determine the reasonableness of the fair value of its financial instruments. The Company's processes are designed to ensure that the internally-estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. Individuals outside of the trading departments perform independent pricing verification reviews as of each reporting date. The Company has established parameters which set forth when the fair value of securities is independently verified. The selection parameters are generally based upon the type of security, the level of estimation risk of a security, the materiality of the security to the Company's statement of financial condition, changes in fair value from period to period, and other specific facts and circumstances of the Company's securities portfolio. In evaluating the initial internally-estimated fair values made by the Company's traders, the nature and complexity of securities involved (e.g., term, coupon, collateral, and other key drivers of value), level of market activity for securities, and availability of market data are considered. The independent price verification procedures include, but are not limited to, analysis of trade data (both internal and external where available), corroboration to the valuation of positions with similar characteristics, risks and components, or comparison to an alternative pricing source, such as a discounted cash flow model. The Company's valuation committees, comprised of members of senior management and risk management, provide oversight and overall responsibility for the internal control processes and procedures related to fair value measurements.

The following is a description of the valuation techniques used to measure fair value.

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value and classified as Level I.

Financial Instruments and Other Inventory Positions

The Company records financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased at fair value on the statement of financial condition.

Convertible Securities

Convertible securities are valued based on observable trades, when available, and therefore are generally categorized as Level II.

Equity Securities

Exchange traded equity securities are valued based on quoted prices from the exchange for identical assets or liabilities as of the period-end date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level I.

Corporate Fixed Income Securities

Fixed income securities include corporate bonds which are valued based on recently executed market transactions of comparable size, internally-developed fair value estimates based on observable inputs, or broker quotations. Accordingly, these corporate bonds are categorized as Level II.

Taxable Municipal Securities

Taxable municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

Tax-Exempt Municipal Securities

Tax-exempt municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II. Certain illiquid tax-exempt municipal securities are valued using market data for comparable securities (e.g., maturity and sector) and management judgment to infer an appropriate current yield or other model-based valuation techniques deemed appropriate by management based on the specific nature of the individual security and therefore are categorized as Level III.

Short-Term Municipal Securities

Short-term municipal securities include variable rate demand notes and other short-term municipal securities. Variable rate demand notes and other short-term municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

Asset-Backed Securities

Asset-backed securities are valued using recently executed observable trades, when available, and therefore are generally categorized as Level II. Certain asset-backed securities are valued using models where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data. Accordingly, these asset-backed securities are categorized as Level II.

U.S. Government Agency Securities

U.S. government agency securities include agency debt bonds, mortgage bonds and Small Business Administration ("SBA") loans. Agency debt bonds are valued by using either direct price quotes or price quotes for comparable bond securities and are categorized as Level II. Mortgage bonds include bonds secured by mortgages, mortgage pass-through securities, agency collateralized mortgage-obligation ("CMO") securities and agency interest-only securities. Mortgage pass-through securities, CMO securities and interest-only securities are valued using recently executed observable trades or other observable inputs, such as prepayment speeds and therefore are generally categorized as Level II. Mortgage bonds are valued using observable market inputs, such as market yields on spreads over U.S. treasury securities, or models based upon prepayment expectations and are categorized as Level II. The Company purchases the guaranteed portions of SBA loans, which are aggregated into pools for securitization and sold in the secondary market. Prior to securitization, the SBA loans are valued using third-party price quotations. The securitized pools of SBA loans are valued using direct price quotations or price quotations for comparable securities and are generally categorized as Level II.

U.S. Government Securities

U.S. government securities include highly liquid U.S. treasury securities which are generally valued using quoted market prices and therefore are categorized as Level I. The Company does not transact in securities of countries other than the U.S. government.

Investments

The Company's investments valued at fair value include equity investments in public companies and, to the extent these securities are actively traded and valuation adjustments are not applied, they are classified as Level I.

Piper Sandler & Co.
(A Wholly Owned Subsidiary of Piper Sandler Companies)
Notes to the Statement of Financial Condition
December 31, 2024

The following table summarizes the valuation of the Company's financial instruments by pricing observability levels defined in ASC 820 as of December 31, 2024:

(Amounts in thousands)	Level I	Level II	Level III	Total
Assets				
Financial instruments and other inventory positions owned:				
Corporate securities:				
Convertible securities	$ —	$ 136,176	$ —	$ 136,176
Equity securities	2	—	—	2
Fixed income securities	—	1,583	—	1,583
Municipal securities:				
Taxable securities	—	21,171	—	21,171
Tax-exempt securities	—	126,672	273	126,945
Short-term securities	—	1,075	—	1,075
Asset-backed securities	—	50,188	—	50,188
U.S. government agency securities	—	78,256	—	78,256
U.S. government securities	4,633	—	—	4,633
Total financial instruments and other inventory positions owned	4,635	415,121	273	420,029
Cash equivalents	400,017	—	—	400,017
Investments at fair value	141	—	—	141
Total assets	$ 404,793	$ 415,121	$ 273	$ 820,187
Liabilities				
Financial instruments and other inventory positions sold, but not yet purchased:				
Corporate securities:				
Equity securities	$ 19,740	$ —	$ —	$ 19,740
Fixed income securities	—	614	—	614
U.S. government securities	54,249	—	—	54,249
Total financial instruments and other inventory positions sold, but not yet purchased	$ 73,989	$ 614	$ —	$ 74,603

The carrying values of the Company's cash and receivables and payables either from or to brokers, dealers and clearing organizations approximate fair value due to their liquid or short-term nature.

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level III financial instruments as of December 31, 2024:

	Valuation Technique	Unobservable Input	Range	Weighted Average (1)
Assets				
Tax-exempt municipal securities	Discounted cash flow	Expected recovery rate (% of par) (2)	0 - 25%	13.4%

(1) Unobservable inputs were weighted by the relative fair value of the financial instruments.

(2) There is uncertainty in the determination of fair value. Significant increase/(decrease) in the unobservable input in isolation would have resulted in a significantly higher/(lower) fair value measurement.

NOTE 7 | FINANCIAL INSTRUMENTS AND OTHER INVENTORY POSITIONS

(Amounts in thousands)		December 31, 2024
Financial instruments and other inventory positions owned		
Corporate securities:		
Convertible securities	$	136,176
Equity securities		2
Fixed income securities		1,583
Municipal securities:		
Taxable securities		21,171
Tax-exempt securities		126,945
Short-term securities		1,075
Asset-backed securities		50,188
U.S. government agency securities		78,256
U.S. government securities		4,633
Total financial instruments and other inventory positions owned	$	420,029
Financial instruments and other inventory positions sold, but not yet purchased		
Corporate securities:		
Equity securities	$	19,740
Fixed income securities		614
U.S. government securities		54,249
Total financial instruments and other inventory positions sold, but not yet purchased	$	74,603

At December 31, 2024, financial instruments and other inventory positions owned in the amount of $74.6 million had been pledged as collateral for short-term financing arrangements.

Financial instruments and other inventory positions sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. The Company economically hedges changes in the market value of its financial instruments and other inventory positions owned using inventory positions sold, but not yet purchased.

NOTE 8 | INVESTMENTS

(Amounts in thousands)		December 31, 2024
Investments at fair value	$	141
Investments at cost		281
Investments accounted for under the equity method		25,075
Total investments	$	25,497

At December 31, 2024, investments carried on a cost basis had an estimated fair market value of $0.3 million. Because valuation estimates were based upon management's judgment, investments carried at cost would be categorized as Level III assets in the fair value hierarchy, if they were carried at fair value.

Investments accounted for under the equity method include limited partnership interests. The carrying value of these investments is based on the investment vehicle's net asset value. The net assets of investment partnerships consist of investments in both marketable and non-marketable securities. The underlying investments held by such partnerships are valued based on the estimated fair value determined by management of our affiliated partnerships and, in the case of investments in unaffiliated investment partnerships, are based on financial statements prepared by the unaffiliated general partners.

NOTE 9 | VARIABLE INTEREST ENTITIES

The Company has investments in various partnerships and limited liability companies. These entities were established for the purpose of investing in securities of public or private companies, and were initially financed through the capital commitments or seed investments of the members.

VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. The determination as to whether an entity is a VIE is based on the structure and nature of each entity. The Company also considers other characteristics such as the power through voting rights or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance and how the entity is financed.

The Company is required to consolidate all VIEs for which it is considered to be the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

The Company determined it is not the primary beneficiary of these VIEs and, accordingly, does not consolidate them. These VIEs had net assets approximating $1.18 billion at December 31, 2024. The Company's exposure to loss from these VIEs is $25.1 million, which is the carrying value of its capital contributions recorded in investments on the statement of financial condition at December 31, 2024. The Company had no liabilities related to these VIEs at December 31, 2024. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2024.

NOTE 10 | FIXED ASSETS

(Amounts in thousands)	December 31, 2024
Furniture and equipment	$ 59,877
Leasehold improvements	82,880
Software	13,862
Total fixed assets	156,619
Accumulated depreciation and amortization	(103,744)
Fixed assets, net of accumulated depreciation and amortization	$ 52,875

NOTE 11 | GOODWILL AND INTANGIBLE ASSETS

(Amounts in thousands)

Goodwill		
Balance at December 31, 2023	$	**264,752**
Goodwill acquired		10,264
Balance at December 31, 2024	$	**275,016**
Intangible assets		
Balance at December 31, 2023 (1)	$	**116,197**
Intangible assets acquired		1,595
Amortization of intangible assets		(10,288)
Balance at December 31, 2024 (1)	$	**107,504**

(1)   *Includes indefinite-lived intangible assets of $85.4 million, consisting of a trade name.*

As discussed in Note 4, the addition of goodwill and intangible assets during the year ended December 31, 2024 related to the acquisition of Aviditi Advisors. Management identified $1.6 million of customer relationship intangible assets, which are being amortized over a weighted average life of 0.8 years.

The Company performed its annual impairment testing as of October 31, 2024, which resulted in no impairment related to goodwill or indefinite-lived intangible assets.

NOTE 12 | OTHER ASSETS

		December 31,
(Amounts in thousands)		**2024**
Fee receivables	$	48,302
Forgivable employee loans		44,040
Prepaid expenses		17,950
Other		10,217
Total other assets	$	120,509

NOTE 13 | SHORT-TERM FINANCING

Committed Line

The Company elected not to renew its one-year $50 million committed revolving secured credit facility with U.S. Bank N.A., which terminated on December 6, 2024.

Short-Term Financing Arrangement Assumed in Acquisition of Aviditi Advisors

The Company assumed $17.3 million of short-term financing in conjunction with its acquisition of Aviditi Advisors, as discussed in Note 4. The outstanding balance was immediately repaid in full on August 23, 2024 and the financing arrangement was subsequently terminated.

NOTE 14 | LEASES

The Company leases office space throughout the U.S. Aggregate minimum lease payments on an undiscounted basis for the Company's operating leases and a reconciliation to accrued lease liabilities included on the statement of financial condition as of December 31, 2024 were as follows:

(Amounts in thousands)		
2025	$	24,798
2026		23,303
2027		19,114
2028		11,345
2029		9,331
Thereafter		16,518
Total operating lease payments		104,409
Less: Present value discount		(26,791)
Total accrued lease liabilities	$	77,618

At December 31, 2024, the weighted average remaining lease term for operating leases was 5.1 years and the weighted average discount rate was 5.0 percent.

In December 2022, the Company entered into a lease agreement for its future corporate headquarters location in Minneapolis, Minnesota. As the Company took possession of the space in January 2025, no ROU lease asset or accrued lease liability is recorded in the statement of financial condition as of December 31, 2024. The Company's contractual rent commitment over the 15-year lease term is $58.1 million.

NOTE 15 | RELATED PARTY TRANSACTIONS

The Company has significant transactions with the Parent Company and the Parent Company's other subsidiaries. The Company arranges for the purchase or sale of securities for affiliates, holds investments in funds managed by affiliates and markets derivative instruments for affiliates. In addition, the Company transfers installment fee receivables related to the Company's private fund placement services to the Parent Company. The Company allocates expenses or records a portion of the revenues earned by affiliates in return for services provided to affiliates. Certain operating expenses, along with advances for certain investments, incurred by affiliates are initially paid by the Company and subsequently reimbursed by the affiliates. The Company also owns investments in affiliated funds that are accounted for under the equity method. In addition, the Company may transact with the Parent Company for the financing of its operations and reimburses the Parent Company for expenses associated with stock-based compensation awards issued to Company employees. At December 31, 2024, the intercompany payable of $31.2 million consisted of a payable to the Parent Company of $21.8 million and a payable to Aviditi Capital Advisors Management Holdings, LLC of $9.3 million. The intercompany payable represents the amounts payable for related party transactions.

NOTE 16 | CONTINGENCIES, COMMITMENTS AND GUARANTEES

Legal Contingencies

The Company has been named as a defendant in various legal actions, including complaints and litigation and arbitration claims, arising from its business activities. Such actions include claims related to securities brokerage and investment banking activities, and certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations ("SROs") which could result in adverse judgments, settlements, penalties, fines or other relief.

The Company accrues for potential losses resulting from pending and potential legal actions, investigations and regulatory proceedings when such losses are probable and reasonably estimable. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to develop before a probability of loss can be determined or range of loss can reasonably be estimated. Given uncertainties regarding the timing, scope, volume and outcome of pending and potential legal actions, investigations and regulatory proceedings and other factors, the amounts of accruals and ranges of reasonably possible losses are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account any prior accruals, that pending legal actions, investigations and regulatory proceedings will be resolved with no material adverse effect on the financial condition of the Company, except as described in the next paragraph.

The Company settled an investigation by the SEC regarding compliance with recordkeeping requirements for business-related communications sent over unapproved electronic messaging channels in the third quarter of 2024. The settlement with the SEC included a civil penalty of $14.0 million.

If during any period a potential adverse contingency becomes probable or is resolved for an amount in excess of the established accrual, the financial condition as of the end of that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be reasonably possible. Reasonably possible losses in excess of amounts accrued at December 31, 2024 are not material.

Investment Commitments

As of December 31, 2024, the Company had commitments to invest $15.7 million in limited partnerships that make investments in private equity companies.

Other Guarantees

The Company is a member of numerous exchanges. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the exchange, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges often require members to post collateral. In addition, the Company identifies and guarantees certain clearing agents against specified potential losses in connection with providing services to the Company or its affiliates. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the statement of financial condition for these arrangements.

Concentration of Credit Risk

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions.

NOTE 17 | BUSINESS SEGMENT INFORMATION

The Company's activities as an investment bank and institutional securities firm constitute a single business segment. The Company is organized as one reportable segment in order to maximize the value provided to clients by leveraging the diversified expertise and broad relationships of its experienced professionals across the Company. The accounting policies for the reportable segment are the same as those described in Note 2.

The Company's chief operating decision maker ("CODM") is the chief executive officer, who manages business activities of the Company as a whole. The CODM considers net capital when making operational decisions in order to maintain adequate excess net capital. See Note 21 for additional information on the Company's net capital requirements. The measure of reportable segment assets is reported on the statement of financial condition as total assets. At December 31, 2024, total assets were $1.80 billion.

NOTE 18 | PARENT COMPANY COMPENSATION PLANS

Stock-Based Compensation Plans

The Parent Company maintains a stock-based compensation plan, the Amended and Restated 2003 Annual and Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan permits the grant of equity awards, including restricted stock, restricted stock units and non-qualified stock options, to the Company's employees. The awards granted to employees have three to five year vesting periods or cliff vest upon meeting certain performance or market-based metrics. The Incentive Plan provides for accelerated vesting of awards if there is a severance event, a change in control of the Parent Company (as defined in the Incentive Plan), in the event of a participant's death, and at the discretion of the compensation committee of the Parent Company's board of directors.

The Parent Company has also established the following acquisition-related stock-based compensation plans: the 2020 Employment Inducement Award Plan (the "2020 Inducement Plan"), the 2022 Employment Inducement Award Plan (the "2022 Inducement Plan") and the 2024 Employment Inducement Award Plan (the "2024 Inducement Plan").

Deferred Compensation Plans

The Parent Company maintains various deferred compensation arrangements for employees as described below.

Mutual Fund Restricted Share Investment Plan

The Mutual Fund Restricted Share ("MFRS") Investment Plan is a fully funded deferred compensation plan which allows eligible employees to receive a portion of their incentive compensation or retention awards in restricted mutual fund shares of investment funds.

Annual MFRS Awards vest ratably over three or four years in equal installments. Annual MFRS Awards provide for continued vesting after termination of employment so long as the employee does not violate certain post-termination restrictions set forth in the award agreement or any agreement entered into upon termination. Annual MFRS Awards are owned by employee recipients (subject to the aforementioned vesting restrictions) and as such are not included on the statement of financial condition.

The Parent Company also grants MFRS awards for retention purposes ("Retention MFRS Awards"). Retention MFRS Awards have both ratable and graded vesting terms with vesting periods of three or five years. The Parent Company purchased selected mutual funds to economically hedge its obligation related to the Retention MFRS Awards.

Nonqualified Deferred Compensation Plan

The nonqualified deferred compensation plan is an unfunded plan which allows certain highly compensated employees, at their election, to defer a portion of their compensation. This plan was closed to future deferral elections by participants for performance periods beginning after December 31, 2017. The amounts deferred under this plan are held in a grantor trust. The Parent Company invests, as a principal, in investments to economically hedge its obligation under the nonqualified deferred compensation plan.

Acquisition-Related Compensation Arrangements

In conjunction with the 2024 acquisition of Aviditi Advisors, additional cash may be earned if certain net revenue targets are achieved. See Note 4 for additional information.

In conjunction with the 2022 acquisition of DBO Partners, additional cash of up to $25.0 million was available to be earned (the "DBO Earnout") if a net revenue target was achieved during the performance period from January 1, 2023 to December 31, 2024. Of the total amount, up to $20.0 million was available to be earned by former partners with no service requirements. As of December 31, 2024, the portion of the DBO Earnout with no service requirements was not earned and therefore the Company has no accrual recorded related to this additional cash payment. The remaining $5.0 million was available to be earned by certain employees, whom are now employees of the Company, in exchange for service requirements. As of December 31, 2024, the portion of the DBO Earnout with service requirements was not earned and therefore the Company has no accrual recorded related to this additional cash payment.

In conjunction with the 2022 acquisition of Cornerstone Macro Research LP, including its subsidiary, Cornerstone Macro LLC (collectively, "Cornerstone Macro"), additional cash of up to $27.8 million was available to be earned based on achieving a net revenue target during the performance period from July 1, 2022 to December 31, 2023. Of the total amount, up to $6.0 million was available to be earned by Cornerstone Macro's equity owners with no service requirements. The Company paid $6.0 million related to this additional cash payment in 2024. The remaining amount may be earned by the equity owners, whom are now employees of the Company, and certain employees in exchange for service requirements. Amounts estimated to be payable, if any, will be paid by June 30, 2025 and June 30, 2026. As of December 31, 2024, the Company expects $5.5 million will be earned and has accrued $3.8 million related to these additional cash payments.

In conjunction with the 2020 acquisition of TRS Advisors LLC, additional cash was available to be earned by certain employees if a revenue threshold was exceeded during the three-year post-acquisition period (the "TRS Earnout"). The Company paid the maximum amount of $7.0 million related to the TRS Earnout in 2024.

NOTE 19 | EMPLOYEE BENEFIT PLANS

The Parent Company has various employee benefit plans, and substantially all Company employees are covered by at least one plan. The plans include health and welfare plans and a tax-qualified retirement plan.

NOTE 20 | INCOME TAXES

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred income tax assets consisted of the following items at December 31, 2024:

(Amounts in thousands)		
Deferred tax assets		
Deferred compensation	$	117,163
Accrued lease liabilities		20,336
Goodwill tax basis in excess of book basis		36,415
Liabilities/accruals not currently deductible		2,862
Unrealized losses on firm investments		387
Other		4,479
Total deferred tax assets		181,642
Deferred tax liabilities		
Right-of-use lease assets		15,311
Fixed assets		5,838
Other		578
Total deferred tax liabilities		21,727
Net deferred tax assets	$	159,915

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The Company believes that its future tax profits will be sufficient to recognize its deferred tax assets.

NOTE 21 | NET CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

Piper Sandler is registered as a securities broker dealer with the SEC and is a member of various SROs and securities exchanges. FINRA serves as the primary SRO of Piper Sandler. Piper Sandler is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Sandler has elected to use the alternative method permitted by the SEC rule which requires that it maintain minimum net capital of $1.0 million. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals are subject to certain approvals, notifications and other provisions of SEC and FINRA rules.

At December 31, 2024, net capital calculated under the SEC rule was $265.5 million, and exceeded the minimum net capital required under the SEC rule by $264.5 million. The Company anticipates $40.0 million of capital withdrawals within the next six months.

The Company's fully disclosed clearing agreement with Pershing includes a covenant requiring Piper Sandler to maintain excess net capital of $120 million.